Exhibit (3.2)

AMENDMENT TO THE LA-Z-BOY INCORPORATED RESTATED ARTICLES OF
INCORPORATION


Article IV

(1) The aggregate number of shares which the Corporation has authority to issue is:
(a) 150,000,000 shares of Common Stock, $1.00 par value per share; and


[the rest of Article IV remains the same] of Article IV remains the same]